June 24, 2008

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Encounters Multiple High-grade Intercepts from Martha Vein

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from its on-going diamond drilling program at La Preciosa Project in Durango, Mexico.

Of particular note for the Martha Vein is hole BP08-189 which yielded a true thickness of 9.47 metres grading gold 1.369 g/t and silver 323.3 g/t for a silver-equivalent of 405.4 g/t. Also, hole BP08-181 yielded 6.80 metres grading gold 0.251 g/t and silver 551.5 g/t for a silver-equivalent of 566.6 g/t.

BP08-210 exhibited higher base metals than usual along a deep portion of the Martha Vein. This hole yielded a true thickness of 6.29 metres grading gold 0.661 g/t and silver 232.8 g/t for a silver-equivalent of 272.5 g/t, plus lead 2.04% and zinc 4.76%. Base metals are not used in determining silver-equivalent values for this project.

Gary Cope, President of Orko, adds, “We now have assay results that extend the strike length of the Martha Vein to over one kilometer. We continue to intercept the Martha Vein one kilometer further to the southeast but await assay results for this drilling. We are starting to receive data from the labs at a much faster pace and expect to report further drill results in the near future. Our drilling program is moving at a rapid pace with the rigs currently drilling hole 279. The Company has also begun a 5 hole diamond drilling program at its Santa Monica project to test initial geophysical and geochemical targets.”

BP08-210

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	382.04	384.71	2.67	2.63	0.214	82.6	95.4
Includes	383.35	383.74	0.39	0.38	0.281	185.2	202.1

Martha	396.47	402.86	6.39	6.29	0.661	232.8	272.5
Includes	397.38	400.74	3.36	3.31	0.872	279.3	331.6
Includes	398.80	399.09	0.29	0.29	2.086	1,504.9	1,630.1

Hole BP08-210 is located east of La Preciosa Ridge on mine section 14,600 N, 100 metres west of BP08-211 and 100 metres south of BP08-213A. It is oriented azimuth 090, dip -75 degrees. Martha vein is a strong structure adjacent to the conglomerate schist contact. Base metal values in Pb 2.04 % and Zn 4.76 % are high in this intercept.

BP08-189

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	214.58	217.63	3.05	2.87	0.067	84.7	88.7
Includes	214.58	215.81	1.23	1.16	0.085	136.4	141.5

Martha	224.05	234.13	10.08	9.47	1.369	323.3	405.4
Includes	224.05	229.14	5.09	4.78	2.361	461.4	603.1
Includes	224.67	225.49	0.82	0.77	8.315	1,296.4	1,795.3

Unnamed	255.66	260.14	4.48	3.17	0.313	260.9	279.7
Includes	256.70	259.71	3.01	2.13	0.399	369.1	393.1
Includes	257.38	258.74	1.36	0.96	0.542	458.5	491.0

Hole BP08-189 is located east of La Preciosa Ridge on mine section 14,900 N, 100 metres east of hole BP08-181. It is oriented azimuth 090, dip -45 degrees. Martha vein is a strong structure in the conglomerate.

BP08-183

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	318.82	327.71	8.89	7.70	1.845	241.5	352.2
Includes	320.30	324.83	4.53	3.92	3.345	372.6	573.3
Includes	323.09	323.45	0.36	0.31	33.918	2,112.4	4,147.5

Hole BP08-183 is located east of La Preciosa Ridge on mine section 15,000 N, between holes BP07-157 and BP08-184. It is oriented azimuth 090, dip -45 degrees. Martha vein is a strong structure along the andesite conglomerate contact. The base metals zinc and lead are elevated in the Martha vein.

BP08-182

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	235.43	238.95	3.52	3.47	0.206	138.4	150.7
Includes	236.18	238.43	2.25	2.22	0.219	182.3	195.5
Includes	237.55	237.83	0.28	0.28	0.363	314.9	336.7

Hole BP08-182 is located east of La Preciosa Ridge on mine section 15,100 N, between holes BP08-178 and BP08-191. It is oriented azimuth 090, dip -45 degrees. Martha vein is a strong structure along the andesite conglomerate contact.

BP07-181

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	268.34	275.84	7.50	6.80	0.251	551.5	566.6
Includes	268.34	269.44	1.10	1.00	0.170	2,849.4	2,859.6

Unnamed	282.90	284.10	1.20	1.13	0.036	162.1	164.2

Unnamed	290.40	291.63	1.23	1.16	0.164	157.2	167.0

Hole BP07-181 is located east of La Preciosa Ridge on mine section 14,900 N, between holes BP06-164 and BP08-189. It is oriented azimuth 090, dip -45 degrees. Martha vein is a strong structure along the andesite conglomerate contact.

BP07-180

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Luz Elena	107.98	109.29	1.31	1.29	0.116	73.0	80.0

Unnamed	203.01	203.91	0.90	0.89	0.748	362.1	407.0

Martha	322.85	333.24	10.39	10.23	0.360	157.1	178.8
Includes	328.61	330.88	2.27	2.24	0.447	245.8	272.6
Includes	329.62	329.86	0.24	0.24	0.994	589.3	648.9

Hole BP07-180 is located on La Preciosa Ridge on mine section 15,100 N, between holes BP06-74ext and BP08-172. It is oriented azimuth 090, dip -75 degrees. Martha vein is a strong structure along the andesite conglomerate contact. Base metal values for zinc and lead are elevated.

BP07-167

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	336.06	361.52	25.46	23.92	0.076	85.8	90.4
Includes	343.60	361.52	17.92	16.84	0.105	108.2	114.5
Includes	343.60	346.62	3.02	2.84	0.325	295.5	315.0
Includes	351.60	352.11	0.51	0.48	0.107	1,026.9	1,033.4

Hole BP07-167 is located east of La Preciosa Ridge on mine section 14,800 N. It is oriented azimuth 090, dip -60 degrees, approximately 100 metres east of hole BP06- 150A. Martha vein is a strong structure along the andesite and conglomerate contact, with zinc values elevated in the central part of the intercept.

BP07-166

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Luz Elena	142.92	148.64	5.72	4.04	0.241	59.0	73.4
Includes	142.92	143.12	0.20	0.17	2.402	422.5	566.6

Unnamed	246.28	246.96	0.68	0.63	0.125	154.3	161.8

Martha	429.57	440.40	10.87	10.21	0.176	7.5	18.0

Hole BP07-166 is located east of La Preciosa Ridge on mine section 15,000 N, 100 metres west of BP07-162. It is oriented azimuth 000, dip -90 degrees. Martha vein is in the conglomerate. Zinc, lead and gold are elevated in the Martha vein, but silver values are lean.

BP07-165

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	259.27	260.02	0.75	0.61	1.290	67.3	144.7

Martha	265.51	277.70	12.19	10.56	0.217	122.6	135.6
Includes	265.51	272.58	7.07	6.12	0.323	153.7	173.1
Includes	269.94	270.36	0.42	0.36	0.335	450.0	470.1

Hole BP07-165 is located east of La Preciosa Ridge on mine section 15,200 N, between holes BP07-148 and BP08-177. It is oriented azimuth 090, dip -45 degrees. Martha vein is at the andesite - conglomerate contact.

BP07-164

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	318.91	323.11	4.20	3.81	0.197	94.9	106.7
Includes	320.47	323.11	2.64	2.39	0.269	134.8	150.9
Includes	320.87	322.23	1.36	1.23	0.408	204.8	229.3
Includes	321.78	322.03	0.25	0.23	0.639	612.0	650.3

Unnamed	348.12	348.89	0.77	0.76	0.146	191.2	199.9

Unnamed	360.41	361.49	1.08	0.76	0.035	109.6	111.7

Hole BP07-164 is located east of La Preciosa Ridge on mine section 14,900 N, between holes BP07-158 and BP08-181. It is oriented azimuth 090, dip -45 degrees. Martha vein is in the conglomerate close to the conglomerate to andesite contact. The base metals zinc and lead are elevated in the Martha vein.

BP07-163

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	314.26	315.00	0.74	0.64	0.158	119.8	129.3

Martha	316.60	319.13	2.53	2.29	0.182	87.6	98.5
Includes	317.47	317.92	0.45	0.41	0.570	295.2	329.4

Unnamed	328.83	329.40	0.57	0.47	0.624	126.3	163.7

Unnamed	338.11	339.23	1.12	0.79	0.146	117.6	126.4

Hole BP07-163 is located east of La Preciosa Ridge on mine section 15,100 N, between holes BP07-146 and BP08-178. It is oriented azimuth 090, dip -45 degrees. Martha vein is along the conglomerate to andesite contact.

BP07-162

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Luz Elena	51.71	54.25	2.54	2.38	0.064	54.8	58.6
Includes	53.75	53.95	0.20	0.19	0.085	143.9	149.0

Unnamed	112.44	113.56	1.12	1.05	0.029	323.4	325.1

Unnamed	349.38	350.63	1.25	1.17	0.172	248.1	258.4
Includes	349.74	349.94	0.20	0.19	0.324	1,085.2	1,104.6

Unnamed	373.65	376.26	2.61	2.52	0.168	65.4	75.7
Includes	373.86	374.29	0.43	0.42	0.105	112.9	119.2

Martha	381.97	405.87	23.90	23.54	0.223	41.7	55.1
Includes	396.00	399.42	3.42	3.37	0.471	103.3	131.5
Includes	405.64	405.87	0.23	0.23	0.501	510.1	540.2

Hole BP07-162 is located east of La Preciosa Ridge on mine section 15,000 N, between holes BP07-166 and BP07-159. It is oriented azimuth 000, dip -90 degrees. Martha vein is in the conglomerate close to the conglomerate to schist contact. The base metals zinc and lead are elevated in the Martha vein.

BP07-161

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Abundancia	43.20	50.95	7.75	5.48	0.094	109.6	115.2
Includes	49.99	50.95	0.96	0.68	0.235	270.1	284.1
Includes	43.43	43.89	0.46	0.33	0.250	804.0	819.0

Luz Elena	225.62	233.15	7.53	6.52	0.117	180.8	187.8
Includes	225.62	228.62	3.00	2.60	0.222	412.5	425.8
Includes	226.56	226.77	0.21	0.18	0.575	714.0	748.5

Unnamed	250.14	252.01	1.87	1.62	0.062	106.1	109.8
Includes	251.78	252.01	0.23	0.20	0.265	452.5	468.4

Martha	374.80	378.25	3.45	3.24	0.375	122.9	145.4
Includes	374.80	377.51	2.71	2.55	0.423	147.0	172.3
Includes	376.88	377.08	0.20	0.19	1.700	523.7	625.7

Hole BP07-161 is located on La Preciosa Ridge on mine section 15,200 N, oriented azimuth 000, dip -90 degrees, to intercept Martha Vein 100 metres west of BP06-60ext. The Abundancia Vein is greatly leached in this hole and is hosted in andesite. Luz Elena Vein is hosted in andesite and Martha vein is hosted in conglomerate.

BP07-160

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	134.38	135.13	0.75	0.72	0.106	259.6	266.0
Includes	134.38	134.73	0.35	0.34	0.205	491.8	504.1

Unnamed	335.78	335.98	0.20	0.18	0.130	424.6	432.4

Martha	360.65	361.31	0.66	0.62	0.220	543.8	556.9
Includes	360.90	361.11	0.21	0.20	0.353	1,396.3	1,417.5

Hole BP07-160 is located east of La Preciosa Ridge on mine section 14,800 N, oriented azimuth 090, dip -75 degrees, from the same pad as BP07-152. The Martha vein is a narrow structure near the andesite to conglomerate contact.

BP07-159

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Unnamed	307.41	308.81	1.40	1.21	0.488	205.7	235.0
Includes	307.41	307.63	0.22	0.19	1.442	714.4	800.9

Unnamed	320.47	323.39	2.92	2.52	0.285	78.8	95.9
Includes	320.47	320.81	0.34	0.29	1.516	236.9	327.9

Unnamed	329.71	330.61	0.90	0.78	0.367	206.5	228.5
Includes	329.71	329.94	0.23	0.20	0.675	356.3	396.8

Martha	335.18	336.97	1.79	1.55	0.656	106.0	145.5
Includes	336.55	336.97	0.42	0.36	0.970	196.4	254.6

Hole BP07-159 is located east of La Preciosa Ridge on mine section 15,000 N, oriented azimuth 000, dip -90 degrees, collared on the same pad as BP07-141. Multiple veinlets are present in andesite and conglomerate, with elevated base metals at depth.

BP07-158

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	333.10	342.71	9.61	9.03	0.586	209.5	244.7
Includes	333.10	337.02	3.92	3.68	0.911	358.7	413.3
Includes	335.10	335.60	0.50	0.47	3.035	1,049.4	1,231.5

Unnamed	350.57	351.17	0.60	0.56	0.671	333.0	373.2

Hole BP07-158 is located east of La Preciosa Ridge on mine section 14,900 N, oriented azimuth 090, dip -45 degrees, 100 metres east of hole BP07-143. Martha vein is a strong structure in conglomerate.

BP07-157

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	344.66	348.02	3.36	3.16	0.159	113.6	123.2
Includes	344.66	346.82	2.16	2.03	0.192	152.5	164.0
Includes	345.64	346.24	0.60	0.56	0.206	304.8	317.2

Hole BP07-157 is located east of La Preciosa Ridge on mine section 15,000 N, oriented azimuth 090, dip -45 degrees, collared 100 metres east of hole BP07-144. Martha vein is hosted in andesite near the conglomerate contact and has elevated zinc values.

BP07-156

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	300.28	301.74	1.46	1.26	0.025	463.5	465.0

Martha	398.07	403.85	5.78	5.43	0.294	169.7	187.4
Includes	398.07	402.22	4.15	3.90	0.368	225.3	247.3
Includes	401.37	401.57	0.20	0.19	0.885	1,554.7	1,607.8

Hole BP07-156 is located east of La Preciosa Ridge on mine section 15,000 N, oriented azimuth 090, dip -70 degrees, collared on the same pad as BP07-141. Martha vein is hosted in the schist unit with Pb 0.71 % and Zn 1.55%.

BP07-155

Vein	From	To	Core	True	Au	Ag	Ag-Eq
	(metres)	(metres)	Length	Width	(g/t)	(g/t)	(g/t)
Martha	314.63	318.69	4.06	4.00	0.148	51.3	60.2
Includes	315.40	317.04	1.64	1.62	0.162	89.4	99.1
Includes	315.40	315.66	0.26	0.26	0.242	321.6	336.1

Hole BP07-155 is located east of La Preciosa Ridge on mine section 14,800 N, 100 metres south of hole BP07-143. It is oriented azimuth 090, dip -70 degrees. Martha vein is a vein and stock work structure in andesite at the conglomerate contact. The base metals zinc and lead are elevated.

BP07-153

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Luz Elena	60.90	61.13	0.23	0.20	0.222	487.3	500.6

Unnamed	122.64	122.89	0.25	0.18	0.010	438.0	438.6

Unnamed	158.55	159.47	0.92	0.86	0.112	330.8	337.5
Includes	159.25	159.47	0.22	0.21	0.198	569.0	580.9

Unnamed	251.71	253.64	1.93	1.81	0.030	70.5	72.3
Includes	252.40	252.62	0.22	0.21	0.030	144.6	146.4

Unnamed	416.83	417.04	0.21	0.18	0.065	900.9	904.8

Martha	496.33	502.17	5.84	5.49	0.071	27.7	32.0
Includes	496.33	497.34	1.01	0.95	0.295	117.4	135.1
Includes	501.95	502.17	0.22	0.21	0.055	80.3	83.6

Hole BP07-153 is located east of La Preciosa Ridge on mine section 14,900 N, oriented azimuth 090, dip -60 degrees, collared on the same pad as BP07-151. Martha vein is a quartz-sulphides veinlets structure along the conglomerate/schist contact area, with elevated zinc and lead.

BP07-152

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Unnamed	90.75	91.74	0.99	0.93	0.069	207.1	211.3

Martha	392.28	405.94	13.66	13.45	0.065	41.7	45.7
Includes	392.28	398.29	6.01	5.92	0.104	69.8	76.0
Includes	397.50	397.84	0.34	0.33	0.386	576.5	599.7

Hole BP07-152 is located east of La Preciosa Ridge on mine section 14,800 N, 100 metres east of BP07-154. It is oriented azimuth 000, dip -90 degrees. Martha is a vein and veinlets structure in conglomerate. Base metals and precious metals are elevated in Martha, but of low grade.

BP06-67ext

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Unnamed	14.90	16.98	2.08	1.89	0.044	96.0	98.6
Includes	15.12	15.72	0.60	0.54	0.117	277.0	284.0

Luz Elena	74.83	78.63	3.80	3.57	0.330	131.2	151.0
Includes	75.65	77.45	1.80	1.69	0.576	185.5	220.1

Unnamed	321.56	323.88	2.32	1.16	0.396	94.9	118.6
Includes	322.27	323.88	1.61	0.81	0.494	128.9	158.5
Includes	322.67	323.35	0.68	0.34	0.767	204.7	250.7

Martha	469.28	471.22	1.94	1.82	0.118	19.2	26.2
Includes	471.00	471.22	0.22	0.21	0.050	56.6	59.6

Unnamed	545.30	547.40	2.10	1.97	0.107	30.8	37.2
Includes	545.64	545.97	0.33	0.31	0.098	123.5	129.4

Hole BP06-67ext was initially drilled in 2006 and later extended near the end of 2007 to a depth of 556.87 metres. It is located on the east side of La Preciosa Ridge, azimuth 000o, dip -90o, on mine-section 14,800 N, 100 metres south of hole BP06-70ext. It was originally drilled to target Luz Elena vein and deepened to intersect Martha vein. Base metal content increases in a sulphide zone in the schist deeper than Martha vein.

A complete table of drill results is available at the link below: http://www.orkosilver.com/i/pdf/drillresults.pdf

A detailed drill plan map is available at the link below: http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A printer friendly PDF format of this news release is available at the link below: http://www.investorhub.ca/orkonews06242008.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 4 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward- looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .